[REGENERON LETTERHEAD]

August 19, 2009

BY EDGAR

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Regeneron Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed February 26, 2009 Definitive Proxy Statement on Schedule 14A Filed April 24, 2009 File No. 000-19034

Dear Mr. Riedler:

     This letter sets forth the response of Regeneron Pharmaceuticals, Inc., a New York corporation (the “Company”), to the additional comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of August 10, 2009 (the “Comment Letter”) to Leonard S. Schleifer, M.D., Ph.D., President and Chief Executive Officer of the Company, regarding the above-referenced definitive proxy statement on Schedule 14A (the “2009 Annual Meeting Proxy Statement”). For the convenience of the Staff, this letter restates in bold the comment in the Comment Letter, and immediately thereafter sets forth the Company's response.

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
August 19, 2009

Performance Based Vesting Stock Options, page 25

1.

We note your response to comment 5. Please provide proposed disclosure that you intend to provide in your proxy statement for the year 2009 which expands upon your description of the “point scale system” for the vesting of your performance based vesting stock options. Please include the following in your proposed disclosure:

  Discussion of the specific number of points or range of points awarded based on achievement of each of the development milestones you identify;

  Discussion of how the number of points earned corresponds to the amount of stock options that vest;

  Discussion of the minimum number of points that must be earned during the Performance Period for any of the performance based vesting options to vest; and,

  To the extent applicable, discussion of whether the Compensation Committee can exercise its discretion with regard to any of the bullets identified above.

     Please see Exhibit A attached hereto. In compliance with the Staff’s comment, Exhibit A sets forth proposed disclosure expanding upon the Company’s description in the 2009 Annual Meeting Proxy Statement of the “point scale system” for the vesting of the Company’s performance based vesting stock options. Subject to appropriate factual updating, the Company intends to include in its 2010 Annual Meeting Proxy Statement disclosure in substantially the form set forth on Exhibit A. For the convenience of the Staff, the text of Exhibit A has been marked to show changes to the analogous paragraphs under the caption “Performance Based Vesting Stock Options” in the 2009 Annual Meeting Proxy Statement. The proposed disclosure set forth on Exhibit A includes the information requested in each of the bullet points in the Staff’s comment. In this regard, the Company notes that the last bullet point is addressed in and subsumed by the first sentence of the last paragraph of the text of Exhibit A.

* * *

     As requested by the Staff, the Company acknowledges that:

     (i) The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     (iii) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
August 19, 2009

     If you have any questions regarding the foregoing, please contact me at (914) 345-7498.

Very truly yours, REGENERON PHARMACEUTICALS, INC. /s/ Stuart A. Kolinski Stuart A. Kolinski Senior Vice President, General Counsel and Secretary

cc:	Securities and Exchange Commission Bryan Pitko Skadden, Arps, Slate, Meagher & Flom LLP Kent A. Coit, Esq. Timothy F. Nelson, Esq.

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
August 19, 2009

EXHIBIT A

Performance Based Vesting Stock Options: These non-qualified stock options will be eligible to vest on December 31 three years following the date of grant~~, 2011~~. The number of stock options that will vest on that date will be determined based on a point scale system, where points are earned upon the achievement of product candidate development milestones between grant date and the vesting date~~December 31, 2011~~ (the Performance Measurement Period). The development milestones and the points earned for achieving the development milestones are described below:

  filing of the first Investigational New Drug Application for a new product candidate (2 points each);

  data from a successful proof of concept study testing one of our product candidates (2 or 4 points each);

  filing of a Biologics License Application for one of our product candidates (5 or 7 points each); and

  approval of a Biologics License Application for one of our product candidates (20 or 28 points each).

     Later stage development milestones earn incrementally more points than the earlier stage development milestones. For the last three milestones described above, the greater number of points ~~more points are~~is earned for novel drug candidates and diseases and the lesser number of points is earned ~~than~~ for follow-on product candidates with potential competitive advantages over existing drugs that are approved for the treatment of a disease.

     The number of stock options from the award that will vest on the applicable December 31 vesting date will be calculated by multiplying the total number of stock options subject to the award by a fraction, the numerator of which is the total number of points earned during the Performance Measurement Period and the denominator of which is 38, provided that no more than one hundred percent of the stock option award can vest. If at least twelve ~~a certain minimum number of~~ points are not earned during the Performance Measurement Period, or the applicable Named Officer ceases to be employed by the company before the end of the Performance Measurement Period (other than for reasons related to a change of control as discussed under the heading Post-Employment Compensation on page 34), then none of the performance based vesting stock options granted under the award will vest. Moreover, if we do not file a Biologics License Application for at least one product candidate during the Performance Measurement Period, then the maximum number of performance based vesting stock options that can vest on the vesting date~~December 31, 2011~~ is capped at two-thirds of the total award, unless otherwise determined by the Compensation Committee.

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
August 19, 2009

     The Compensation Committee retains the discretion~~right~~ to accelerate the vesting of the performance based stock options, either in whole or in part. Vesting of these stock options may accelerate following a change of control as described under the heading Post-Employment Compensation on page 34. As with the time based vesting stock options, the performance based vesting stock options have a ten-year term.